SRK Consulting Level 2 44 Market Street, Sydney NSW 2000, Australia Email: sydney@srk.com.au www.srk.com.au
Tel:	61 2 8079 1200
Fax:	61 2 8079 1222

To accompany the report entitled: Jinfeng Gold Mine, Guizhou Province, China dated 10 October 2007

I, Michael Warren, residing at 97 Monteith Street, Warrawee, New South Wales, 2074, Australia do hereby certify that:

1.	I am a Principal Consultant (Project Evaluations) with the firm of SRK Consulting (Australasia) Pty Ltd with an office at Level 2, 44 Market Street, Sydney, New South Wales, 2000, Australia;

2.	I am a graduate of the University of New South Wales with a Bachelor of Science degree in Mining Engineering (1979) and from Macquarie University with a master degree in Business Administration (1991). I have practiced my profession continuously since 1972;

3.	I am a Fellow of The Australasian Institute of Mining and Metallurgy and a Fellow of the Australian Institute of Company Directors;

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

5.	I, as the qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

6.	I am responsible for the preparation of all sections of this technical report;

7.	SRK Consulting (Australasia) Pty Ltd was retained by Sino Gold Limited to prepare a technical report for the Jinfeng project in accordance with NI 43-101 and Form 43-101F1 guidelines. The preceding report is based on my review of project files and discussions with Sino Gold Limited personnel;

8.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

9.	I hereby consent to use of this report for submission to any Provincial regulatory authority;

10.	I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Sydney, Australia

29 January 2010

Michael Warren, BSc (Mining Eng), MBA, FAusIMM, FAICD
Principal Consultant (Project Evaluations)

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MWARR	SIN015 QP Certificate and Consent 20100129.doc			29 January 2010